During the period ended August 31, 1997, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended August 31, 1997, amounts have been reclassified to reflect an increase in undistributed net investment income of $1,520. Paid-in capital was decreased by the same amount.